Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Corinthian Schools, Inc.	Delaware
Rhodes Colleges, Inc.	Delaware
Rhodes Business Group, Inc.	Delaware
Florida Metropolitan University, Inc.	Florida
Corinthian Property Group, Inc.	Florida
Grand Rapids Educational Center, Inc.	Michigan
National School of Technology, Inc.	Florida
Ward Stone College, Inc.	Florida
Titan Schools, Inc. (formerly known as WyoTech Acquisition Corp.)	Delaware
MJB Acquisition Corp.	Wyoming
Pegasus Education, Inc.	Delaware
Career Choices, Inc.	California
Sequoia Education, Inc.	California
Ashmead Education, Inc.	Washington
Eton Education, Inc.	Washington
ECAT Acquisition, Inc.	Delaware
CDI Education USA, Inc.	Delaware
Everest Colleges Canada, Inc.	Canada
Career Canada C.F.P. Limited	Canada
Heald College, LLC	California
Heald Real Estate, LLC	Delaware
Heald Education, LLC	Delaware
Heald Capital, LLC	Delaware
SP PE VII-B Heald Holdings Corporation	Delaware
SD III-B Heald Holdings Corporation	Delaware